SWARMER, INC
4515 Seton Center Pkwy #330
Austin, TX 78759

June 10, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Alexandra Barone

Re:	Swarmer, Inc
Registration Statement on Form S-1
File No. 333-296678
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Swarmer, Inc (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 9:00 a.m. Eastern time, on June 15, 2026, or as soon thereafter as possible, or at such other time as its legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”), may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Daniel Bagliebter of Mintz at (212) 692-6856 or, in his absence, Kostantinos Skordalos of Mintz at (212) 692-6294.

Under separate cover, you will receive today a letter from the managing underwriter of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

[Signature Page Follows.]

Very truly yours, SWARMER, INC
By:	/s/ Alexander Fink
	Name:	Alexander Fink
	Title:	Chief Executive Officer (U.S.) and President

cc:           Swarmer, Inc

Serhii Kupriienko

Brooks Ensign

Jennifer DeTrani

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth Koch, Esq.

Daniel Bagliebter, Esq.